Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

November 24, 2015

Mr. Alberto Zapata
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:     Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Mr. Zapata:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on November 9, 2015 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A submitted on September 25, 2015 and filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.  The post-effective amendment relates to the following series of the Trust:  Touchstone Controlled Growth with Income Fund, Touchstone Dynamic Diversified Income Fund, and Touchstone Dynamic Global Allocation Fund (each, a “Fund” and together, the “Funds”).

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.                                      Please provide a “Tandy Letter” along with your response to comments of the Staff.

Response:  Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.

Prospectus

2.                                      Please confirm that the Funds will not make any direct investments other than direct investments in the underlying funds.

Response:  The Trust confirms that, as described in each Fund’s “Principal Investment Strategies” section, the Funds will not make any direct investments other than in the underlying funds, except that a portion of each Fund’s assets may be invested in cash, cash equivalents, or in money market funds, for cash management purposes and pending investment in an underlying fund.

3.                                      Please confirm whether there is a limit or cap on the foreign investments the underlying funds can make.  If so, please revise the “Principal Investment Strategies” section for each Fund accordingly.

Response:

Touchstone Controlled Growth with Income Fund:  With respect to this Fund, none of the underlying funds in which the Fund currently expects to invest utilize a global or international strategy.  However, several of the underlying funds in which the Fund are permitted to invest without limit in non-U.S. investments.  We have revised the “Principal Investment Strategies” section to disclose that several underlying funds may invest in non-U.S. investments and that the Fund may have exposure to foreign markets.

Touchstone Dynamic Diversified Income Fund:  With respect to this Fund, several of the underlying funds in which the Fund currently expects to invest are “global” or “international” funds and may invest without limit in non-U.S. investments.  The “Principal Investment Strategies” section for this Fund has been revised to disclose that the Fund will have exposure to foreign markets and that certain underlying funds may invest without limit in non-U.S. securities.

Touchstone Dynamic Global Allocation Fund:  With respect to this Fund, several of the underlying funds in which the Fund currently expects to invest are “global” or “international” funds and may invest without limit in non-U.S. investments.  The “Principal Investment Strategies” section for this Fund currently states that the Fund (through its investment in underlying funds) will invest at least 40% of its portfolio in securities of issuers outside of the United States.  We have revised the “Principal Investment Strategies” section to also disclose that several underlying funds may invest without limit in non-U.S. investments.

4.                                      Please confirm whether the Funds through investments in the underlying funds have a capitalization policy.  Please give the capitalization policy or range for the underlying funds.

Response:  The Funds do not have a policy of investing in any particular market capitalization range.  Accordingly, the Funds currently expect to invest in underlying funds with a variety of capitalization policies (ex. small, mid, large, or all cap) and with no market capitalization policies.  The “Principal Investment Strategies” section for each Fund has been revised to indicate that each Fund, through its investment in underlying funds, may be exposed to equity securities of companies of all market capitalizations, including small-, mid-, and large-cap companies.

5.                                      A number of risks have been disclosed in the “Principal Risks” section for each Fund that are not specifically covered in the “Principal Investment Strategies” section for each Fund.  Please add to the “Principal Investment Strategies” section for each Fund corresponding disclosure specific to the types of securities addressed in the risks for each Fund.

Response:  The requested disclosure has been added for each Fund.

Statement of Additional Information

6.                                      In accordance with Item 16(b) of Form N-1A, please describe any investment strategies and risks for each Fund that are not principal strategies and the risks of those strategies.

Response:  The Trust respectfully submits that all of the investment strategies and material risks of each Fund have been addressed in the Prospectus and that there are no additional investment strategies or material risks to disclose in the SAI.  The SAI has been revised accordingly to indicate that all strategies and material risks are addressed in the Prospectus.

*                                         *                                         *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford

Meredyth A. Whitford

cc:        Renee Hardt, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

TSF-54CC-TST-CO-1511

EXHIBIT A

November 24, 2015

Mr. Alberto Zapata
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Mr. Zapata:

In connection with the Trust’s response to certain oral comments received from the Commission staff on November 9, 2015, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on September 25, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer